FOR IMMEDIATE RELEASE:

Afya Announces Changes to its Board of Directors and increase in women’s representation

December 9th, 2022 Nova Lima, Minas Gerais, Brazil – Afya Limited, or Afya (Nasdaq: AFYA), today announced that Mr. Flávio Dias, a board member since July 2020, has ended his term as an independent member of the Board of Directors, and will not be renewed. The remaining independent board members will have their term extended until Afya’s next Annual General Meeting. Furthermore, Afya also announced that Mr. Daulins Emilio, a board member since August 2019, has submitted his resignation letter as a member of the Board of Directors and, consequently, Bertelsmann SE&Co. KGaA has appointed Mrs. Tina Krebs as his replacement, effective as of today. With these changes, the number of women members now represents 40% of the Board of Directors.

Tina Krebs is the Chief People Officer of Bertelsmann Education Group and the Chief People Officer at Relias, a Bertelsmann Education Group company.  Until 2020, Tina held multiple roles at Relias including VP, Client Care and VP, Integration, where she helped integrate multiple healthcare technology companies into the Relias portfolio. Before joining Relias, Tina Krebs was a partner at the professional services firm, ScottMadden Management Consultants.

Afya’s Board of Directors is composed of two co-chairmen - one representing Bertelsmann SE&Co. KGaA, and one representing the Esteves family -, one more member of the Esteves family, three more members of Bertelsmann SE&Co. KGaA, one member from Softbank and three independent members, resulting in a diversity of skills and experience to enhance Afya’s decision-making:

Board of Directors

Name	Office

Nicolau Carvalho Esteves	Co-Chairman
Kay Krafft	Co-Chairman
Shobhna Mohn	Director
Benedikt Dalkmann	Director
Tina Krebs	Director
Renato Tavares Esteves	Director
Maria Tereza Azevedo	Director
João Paulo Seibel de Faria*	Independent Director
Vanessa Claro Lopes*	Independent Director
Miguel Filisbino Pereira de Paula*	Independent Director
*Members of Afya's Audit Committee

About Afya

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br